Exhibit 99.1

Nano Dimension Appoints Hanan Gino as Chief Product Officer and Head of Strategic M&A

Sunrise, Florida, April 8, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (“Nano”, Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today the appointment of Hanan Gino as Chief Product Officer and the Head of Strategic M&A.

For over 30 years, Mr. Gino has been a senior executive leading international technology corporations. As the President of Verint Systems Inc. (Nasdaq: VRNT) global Security Intelligence business (“SI”), he was responsible for 1,200 employees and grew SI’s revenue from $200 million to $400 million annually. As the CEO of Verint Systems Ltd., he was also responsible for the acquisition and integration of multiple companies.

Prior to joining Verint, he spent 23 years at Orbotech Ltd. (Nasdaq: KLAC), a global technology company whose products are used in consumer and industrial electronics and adjacent industries. From 2006 to 2010, Mr. Gino was the president of the PCB division, the flagship of Orbotech, growing revenue to $250 million annually. This growth journey included the acquisitions of several companies and the launch of new leading inspection and imaging solutions for the printed circuit board (PCB) market. From 2010 to 2013, he was the president of the Flat Panel Display (FPD) Division of Orbotech, where he grew their FPD business to $265 million annually, including an acquisition of a technology company in the Silicon Valley.

Following are key highlights of Mr. Gino’s career:

●	Diverse experience in different industries, PCB inspection and imaging systems and solutions, Data Analytics, Cyber, Intelligence and Robotics;

●	Overall responsibility for sales, customers’ service, marketing, product development (R&D), manufacturing and M&A;

●	15 years of experience as an executive and officer in the management teams of $560M and $1.1B companies;

●	Extensive experience in integrating acquired companies within different geographies and corporate cultures; and

●	Successfully launched 30 new and innovative products in multiple market segments.

Mr. Gino commented: “I am excited to join Nano Dimension. Nano’s technology has the power to revolutionize the global electronics industry while addressing multi-billion-dollar markets in industries I know well, including communications, aerospace, aviation, medical, automotive and defense. Our growth strategy will include in-house development of new products and acquisitions of complementary technological companies. Factors that contributed to my decision to join the company are Nano’s visionary leadership, highly skilled management team and of course the incredible technology. I expect this to be the pinnacle of my career.”

Yoav Stern, CEO of Nano Dimension, stated: “Mr. Gino brings 30 years of global business experience that covers many of the industries we are targeting. During his stellar career, he has been the primary mover in driving product innovation and acquisition strategies while substantially increasing revenue and return on investment at multiple technology companies. His vast experience in different segments of the electronics industry will add important depth to our product development team. He shares our vision to revolutionize the electronics industry with transformative technologies for the development and delivery of Industry 4.0 solutions that use Additively Manufactured Electronics (AME). I am very pleased to have Hanan on board and look forward to working closely with him.”

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market, and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs™.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its vision for its technology to revolutionize the global electronic industry. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)